UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2026

William W. Snyder
Chief Executive Officer
Pantages Capital Acquisition Corporation
221 W 9th St, #859
Wilmington, Delaware 19801

**Re: Pantages Capital Acquisition Corporation
Form 10-K for the Fiscal Year ended December 31, 2025
Filed March 9, 2026
File No. 001-42425**

Dear William W. Snyder:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2025

Exhibits 31.1 and 31.2, page 1

1. The officer certifications at Exhibits 31.1 and 31.2 omit the language concerning internal control over financial reporting that is prescribed by Item 601(b)(31) of Regulation S-K for the introductory portion of paragraph 4 and paragraph 4(b).

   Please amend the Form 10-K to include certifications having all of the required language about internal control over financial reporting. You may elect to limit content within the amendment under these circumstances to the cover page, an explanatory note, signature page, and certifications as outlined in CFI 246.13 (f/k/a C&DI 246.13).

   You may view CFI 246.13 at the following website address: https://www.sec.gov/rules-regulations/staff-guidance/corporation-finance-interpretations/regulation-s-k

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

action by the staff.

Please contact Yolanda Guobadia at 202-551-3562 or Jenifer Gallagher at 202-551-3706 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation